

Total Return Analysis
CFC vs. Market Indices
December 31 Totals
$150
$125
$100
$75
$50
2000
2001
2002
2003
2004
2005
Cincinnati Financial Corporation
S&P 500 Index
S&P Composite 1500 Property & Casualty Insurance Index